Filed pursuant to Rule 497(a)
File No. 333-231940
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February 27, 2024



PRESENTED BY

PRESENTED BY THE FUNDRISE FLAGSHIP FUND

Buy low, sell high



Arguably the most famous mantra in investing is, as we all know, easy to say and hard to do.

For example...in 2023, interest rates reached the highest levels we've seen in over two decades. The effects were widespread, but the real estate market in particular suffered major losses as demand dropped like a rock.

The classic investing question...do falling prices mean it's time to *bail* or time to *buy*?

For the Fundrise Flagship Fund, it's time to buy. The Fund is gearing up to take advantage of today's market by expanding its $1+ billion private real estate portfolio, and it plans to invest hundreds of millions into well-located residential and industrial assets over the next 12 months.

You can add the Flagship Fund to your portfolio right now, starting with as little as $10.

+ A Note From The Fundrise Flagship Fund

Humphrey Yang

TikTok 1


Posts
Is it cheaper to rent or buy property?
2020
Cheaper to buy
Cheaper to rent
2x
1.5x
2x
No data
and 47,578 others
5462
155
563
295
00:00
humphreytalks
Humphrey Yang · 4d ago
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Homes are much more expensive to buy now, due to supply issues and interest rates - but there are still ways to get real estate... more

This map from the Economist shows you that in 2020 it was way cheaper to buy a home than to rent in most of the country. Everything in dark grey was 2x cheaper to buy than to rent.



But that same map in Q4 of 2023 shows that for 89% of Americans, renting a two-bedroom place is now cheaper than buying a comparable property.

Housing shortages and interest rates are making homes much more expensive, and therefore, it is cheaper to rent. That means if you're an investor, you might not be considering real estate this year - but there is another way where we don't need to own a home.

We can invest in real estate funds that are building new housing communities for the purpose of renting them out, taking advantage of the current environment.



00:41 / 00:53   Speed

humphreytalks ✔
Humphrey Yang · 4d ago

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The Fundrise Flagship Fund for example is one of the largest build-for-rent owners in the country and owns more than 5,000 single-family rentals, so if renting stays in demand -



Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus: fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing

00:51 / 00:53

humphreytalks ✓
Humphrey Yang · 4d ago

Follow

Homes are much more expensive to buy now, due to supply issues and interest rates - but there are still ways to get real estate investment exposure into them with the Fundrise Flagship Fund! Learn more at the link in my profile.
#fundrisepartner

this could be a good way to get real estate exposure without having to buy actual real estate.

Instagram 1



Is it cheaper to rent or buy property?

2020

Cheaper to buy   Cheaper to rent

2x   ual   1.5x   2x   No data

Sources: Cens   ment of Housing and Urban
Development   Finance Agency; Zillow;
The Economi

and **47,578 others**
me-buyers in America
ents than renters.

This map from the Economist shows you that in 2020 it was way cheaper to buy a home than to rent in most of the country. Everything in dark grey was 2x cheaper to buy than to rent.


Posts
Follow
Is it cheaper to rent or buy property?
2023
Cheaper to rent
Equal
1.5x
2x
No data
artment of Housing and Urban
ng Finance Agency; Zillow;
ga and 47,578 others
home-buyers in America
ayments than renters.

But that same map in Q4 of 2023 shows that for 89% of Americans, renting a two-bedroom place is now cheaper than buying a comparable property.

Housing shortages and interest rates are making homes much more expensive, and therefore, it is cheaper to rent. That means if you're an investor, you might not be considering real estate this year - but there is another way where we don't need to own a home.

We can invest in real estate funds that are building new housing communities for the purpose of renting them out, taking advantage of the current environment.



 **FUNDRISE** ☰

Build-for-rent

Build-for-rent (BFR) is one of the fastest-growing asset classes in the world. BFR refers to the strategy of developing residential communities specifically for the rental market, rather than for sale. This trend caters to the massive demand for single-family rentals due to their unique combination of flexibility, affordability, and larger spaces.

4,700	29
Single-family homes	U.S. Markets

 

The Fundrise Flagship Fund for example is one of the largest build-for-rent owners in the country and owns more than 5,000 single-family rentals, so if renting stays in demand -



Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus: fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing

this could be a good way to get real estate exposure without having to buy actual real estate.



humphreytalks ✔ · **Follow**

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Original audio



humphreytalks ✔ Edited · 2h

Homes are much more expensive to buy now, due to supply issues and interest rates – but there are still ways to get real estate investment exposure into them with the Fundrise Flagship Fund! Learn more at the link in my profile.
#fundrisepartner

Carefully consider the investment objectives, risks, charges and expenses of Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing